UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province
The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Termination of Original Variable Interest Entity Agreements

On April 3, 2025, Heliheng Culture Co., Ltd. (the “Original WFOE”), an indirect wholly owned subsidiary of Pop Culture Group Co., Ltd (the “Company”), with the approval of the audit committee of the board of directors (the “Audit Committee”) of the Company, entered into a series of termination agreements with Xiamen Pop Culture Co., Ltd. (the “VIE”) and its shareholders (the “Termination Agreements”) to terminate that certain series of variable interest agreements among the Original WFOE, the VIE, and its shareholders, which were entered into on February 19, 2021 (the “Original VIE Agreements”). Pursuant to the Termination Agreements, the Original WFOE no longer has the power, rights, and obligations with respect to the VIE as set forth under the Original VIE Agreements, including (a) an Amended and Restated Exclusive Services Agreement, (b) an Amended and Restated Exclusive Option Agreement, (c) an Amended and Restated Share Pledge Agreement, and (d) Powers of Attorney. Furthermore, the Original WFOE releases the VIE shareholders of their equity pledges.

The foregoing description of the Termination Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreements, which are filed as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, and 10.6, and are incorporated herein by reference.

Entry into New Variable Interest Entity Agreements

On April 3, 2025, Fujian Hualiu Cultural and Sports Industry Development Co., Ltd. (the “New WFOE”), an indirect wholly owned subsidiary of the Company, with the approval of the Audit Committee of the Company, entered into a series of variable interest agreements with the VIE and its shareholders (the “New VIE Agreements”), including (a) an Exclusive Services Agreement, (b) an Exclusive Option Agreement, (c) a Share Pledge Agreement, (d) Powers of Attorney, and (e) Spousal Consents. The New VIE Agreements are designed to provide the New WFOE with the power, rights, and obligations with respect to the VIE as set forth under the New VIE Agreements.

Each of the New VIE Agreements is described in detail below.

Exclusive Services Agreement

Pursuant to the Exclusive Services Agreement between the VIE and the New WFOE, the New WFOE provides the VIE with marketing services, management consultation services, technical support, and other services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to the VIE by the New WFOE under the Exclusive Services Agreement, the New WFOE is entitled to collect a service fee equal to 100% of the net income of the VIE, which is the VIE’s earnings before tax after deducting relevant costs and reasonable expenses.

The Exclusive Services Agreement became effective on April 3, 2025 and will remain effective unless otherwise terminated as required by laws or regulations, or by relevant governmental or regulatory authorities. Nevertheless, the Exclusive Services Agreement will be terminated after all shares in the VIE held by the VIE shareholders and/or all the assets of the VIE have been legally transferred to the New WFOE and/or its designee in accordance with the Exclusive Option Agreement executed by and among the New WFOE, the VIE, and its shareholders.

The foregoing description of the Exclusive Services Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusive Services Agreement, which is filed as Exhibit 10.7 and is incorporated herein by reference.

Share Pledge Agreement

Under the Share Pledge Agreement among the New WFOE and the VIE shareholders, together holding 100% of the shares in the VIE, the VIE shareholders pledged their shares in the VIE to the New WFOE to guarantee the performance of the VIE’s obligations under the Exclusive Services Agreement. Under the terms of the Share Pledge Agreement, in the event that the VIE or the VIE shareholders breach their respective contractual obligations under the Exclusive Services Agreement, the New WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of the pledged shares in accordance with applicable the People’s Republic of China (“PRC”) laws and regulations. The VIE shareholders further agreed not to dispose of the pledged shares or take any action that would prejudice the New WFOE’s interest.

The Share Pledge Agreement is effective until the full payment of the service fees under the Exclusive Services Agreement and upon termination of the VIE’s obligations under the Exclusive Services Agreement, or upon the transfer of shares under the Exclusive Option Agreement executed by and among the New WFOE, the VIE, and its shareholders.

The foregoing description of the Share Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Pledge Agreement, which is filed as Exhibit 10.8 and is incorporated herein by reference.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the VIE shareholders, together holding 100% of the shares in the VIE, irrevocably granted the New WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC laws and regulations, once or at multiple times, at any time, part or all of their shares in the VIE. The option purchase price is RMB10 or the minimum amount to the extent permitted under PRC laws and regulations, whichever is lower.

The Exclusive Option Agreement remains effective until all the equity of the VIE is legally transferred under the name of the New WFOE and/or other entity or individual designated by it, unless terminated earlier by the New WFOE with a 30-day prior notice.

The foregoing description of the Exclusive Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusive Option Agreement, which is filed as Exhibit 10.9 and is incorporated herein by reference.

Shareholders’ Powers of Attorney

Under each of the Powers of Attorney, the VIE shareholders authorized the New WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings, (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under PRC laws and regulations and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole, and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of the VIE.

The Powers of Attorney are irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the VIE shareholders are shareholders of the VIE.

The foregoing description of the Powers of Attorney does not purport to be complete and is qualified in its entirety by reference to the full text of the Powers of Attorney, which are filed as Exhibit 10.10 and are incorporated herein by reference.

Spousal Consents

The spouses of certain of the VIE shareholders agreed, via a spousal consent, to the execution of the transaction documents as part of the New VIE Agreements (the “Transaction Documents”), including: (a) an Exclusive Option Agreement, (b) a Share Pledge Agreement, and (c) Powers of Attorney; and the disposal of the shares of the VIE held by the VIE shareholders and registered in their names.

The spouses of certain of the VIE shareholders undertook not to make any assertions in connection with the shares of the VIE which are held by the VIE shareholders. The spouses of certain of the VIE shareholders confirmed that the VIE shareholders can perform, amend, or terminate the Transaction Documents without their authorization or consent. They undertook to execute all necessary documents and take all necessary actions to ensure appropriate performance of the agreements. The spouses of certain of the VIE shareholders also undertook that if they obtain any share of the VIE which are held by the VIE shareholders for any reasons, they will be bound by the Transaction Documents and comply with the obligations thereunder as shareholders of the VIE. For this purpose, upon the New WFOE’s request, they will sign a series of written documents in substantially the same format and content as the Transaction Documents (as amended from time to time).

The foregoing description of the Spousal Consents does not purport to be complete and is qualified in its entirety by reference to the full text of the Spousal Consents, which are filed as Exhibit 10.11 and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Termination Agreement of the Amended and Restated Exclusive Services Agreement, by and between Heliheng Culture Co., Ltd. and Xiamen Pop Culture Co., Ltd.
10.2	Termination Agreement of the Amended and Restated Exclusive Option Agreement, dated April 3, 2025, by and among Heliheng Culture Co., Ltd., Zhuoqin Huang, Weiyi Lin, Rongdi Zhang, Xiayu Cui, Chunxiao Cui, Azhen Lin, Wuyang Chen, and Xiamen Pop Culture Co., Ltd.
10.3	Termination Agreement of the Amended and Restated Exclusive Option Agreement, dated April 3, 2025, by and among Heliheng Culture Co., Ltd., Junlong He, and Xiamen Pop Culture Co., Ltd.
10.4	Termination Agreement of the Amended and Restated Share Pledge Agreement, dated April 3, 2025, by and among Heliheng Culture Co., Ltd., Zhuoqin Huang, Weiyi Lin, Rongdi Zhang, Xiayu Cui, Chunxiao Cui, Azhen Lin, Wuyang Chen, and Xiamen Pop Culture Co., Ltd.
10.5	Termination Agreement of the Amended and Restated Share Pledge Agreement, dated April 3, 2025, by and among Heliheng Culture Co., Ltd., Junlong He, and Xiamen Pop Culture Co., Ltd.
10.6	Form of Termination Agreement of the Original Power of Attorney granted by shareholders of Xiamen Pop Culture Co., Ltd., as currently in effect, and a schedule of all executed Termination Agreements of the Original Powers of Attorney adopting the same form
10.7	Exclusive Services Agreement, dated April 3, 2025, by and between Fujian Hualiu Cultural and Sports Industry Development Co., Ltd. and Xiamen Pop Culture Co., Ltd.
10.8	Share Pledge Agreement, dated April 3, 2025, by and among Fujian Hualiu Cultural and Sports Industry Development Co., Ltd., Zhuoqin Huang, Weiyi Lin, Rongdi Zhang, Xiayu Cui, Chunxiao Cui, Azhen Lin, Junlong He, Wuyang Chen, and Xiamen Pop Culture Co., Ltd.
10.9	Exclusive Option Agreement, dated April 3, 2025, by and among Fujian Hualiu Cultural and Sports Industry Development Co., Ltd., Zhuoqin Huang, Weiyi Lin, Rongdi Zhang, Xiayu Cui, Chunxiao Cui, Azhen Lin, Junlong He, Wuyang Chen, and Xiamen Pop Culture Co., Ltd.
10.10	Form of Power of Attorney granted by shareholders of Xiamen Pop Culture Co., Ltd., as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form
10.11	Form of Spousal Consent granted by the spouse of each individual shareholder of Xiamen Pop Culture Co., Ltd., as currently in effect, and a schedule of all executed Spousal Consents adopting the same form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: April 22, 2025	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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